EXIBIT 20

                    MACDERMID, INCORPORATED
                    WATERBURY, CT , JANUARY 15, 1998
                    For Immediate Release

                    THIRD QUARTER
                    EARNINGS PER SHARE UP 39%
                    SALES UP 13%
                    3:1 STOCK SPLIT
                    20% DIVIDEND INCREASE

    FOR THE THIRD QUARTER                  FOR THE NINE MONTHS
Net Sales  $83,808,000  up 13%         Net Sales $233,531,000 up 6%
Diluted Earnings per Share $.90 up 39% Diluted Earnings per Share $2.62 up 49%


MacDermid, Incorporated worldwide manufacturers of proprietary specialty chemical products for the electronics, printing and metal finishing industries, headquartered in Waterbury, Connecticut reported record sales, net earnings and earnings per share for the nine months and third quarter ended December 31, 1997.

Sales for the third quarter were $83,808,000 up 13% from the same period last year. Record sales were the result of revenue increases in all businesses and regions of the world. Third quarter earnings per share of $0.90 increased 39% from $0.65 for the third quarter last year while net earnings of $7,640,000 increased 41%.

Currency effects in Europe and Asia negatively impacted third quarter sales by approximately $3.0 million, and earnings by $.03 per share.
As noted in the Company's second quarter earnings release, the fiscal year of the Company's European operations was changed to coincide with the rest of the Company. This timing difference resulted in a favorable variance of $2.0 million in sales this quarter as compared to the same period last year.

For the nine months ended December 31, 1997 sales were $233,531,000, 6% up from $221,060,000 last year. Net earnings of $22,243,000 increased 49% while earnings per share of, $2.62 increased 49% from $1.76 last year. Year to date, currency swings have negatively impacted earnings by approximately $0.07 per share.

A 3 for 1 stock split in the form of a stock dividend was approved by the Board of Directors to occur February 6, 1998 to shareholders of record as of January 26, 1998. The Board of Directors also approved a dividend of $0.02 per share (split corrected), payable on April 1, 1998 to shareholders of record on March 16, 1998. This is an increase of 20% over the previous dividend rate.

Daniel H. Leever, Chief Executive Officer said, "We are proud to announce another record quarter. We are particularly pleased with the results of our Asian and Electronics businesses during a period of difficulty in their respective markets. Both businesses showed increases in sales and earnings reflecting MacDermid's relative strength. The split and the increased dividend reflect the Company's belief that the financial base it has created is strong and its future is bright."


     This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Investors should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity; the degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.

               CONDENSED CONSOLIDATED SUMMARY OF EARNINGS
             (Dollars in Thousands Except Per Share Amounts)

                              Three Months Ended    Nine Months Ended
                                December 31            December 31
                              ------------------    -----------------
                              1997       1996       1997      1996
                              ----       ----       ----      ----
Total Net Sales               $83,808    $74,367    $233,531  $221,060
Costs and Expenses             71,777     64,564     198,017   193,866
                              -------    -------    --------  --------
Earnings before Income Taxes
  & Preferred Dividend        $12,031    $ 9,803    $ 35,514  $ 27,194
Income Taxes                    4,391      3,921      12,962    10,877
Preferred Dividend                -0-       (459)       (309)   (1,377)
                              --------    -------    --------  --------
Net Earnings to
Common Shareholders           $ 7,640    $ 5,423    $ 22,243  $ 14,940
                              =======    =======    ========  ========
Diluted Earnings per
 Common Share                  $0.90      $0.65      $2.62      $1.76
                               =====      =====      =====      =====
Diluted Average Common
 Shares Outstanding           8,471,633  8,405,353  8,500,987 8,508,840
                              =========  =========  ========= =========



                  CONDENSED CONSOLIDATED BALANCE SHEETS
             (Dollars in Thousands Except Per Share Amounts)

                                         December 31, 1997    March 31, 1997
                                         -----------------    --------------
Assets:
   Total Current Assets                     $130,500             $115,712
   Property, Plant & Equipment (net)          39,000               41,544
   Other Non Current Assets                  122,400              103,722
                                            --------             --------
         Total Assets                       $291,900             $260,978
                                            ========             ========
Liabilities & Shareholders' Equity:
   Total Current Liabilities                $ 81,500             $ 67,311
   Long-Term Debt & Deferred Liabilities     116,500               81,173
   Preferred Stock                               -0-               32,436
   Shareholders' Equity                       93,900               80,058
                                            --------             --------
   Total Liabilities & Shareholders' Equity $291,900             $260,978
                                            ========             ========

All references to Net Earnings and Earnings Per Share are those available to Common Shareholders.

These figures are in part estimate and subject to audit at year end.

The financial statement information and references thereto does not reflect the impact of the 3 for 1 split.


                                 /s/ Harold Leever  /s/ Daniel H. Leever
                                 Harold Leever      Daniel H. Leever
                                 Chairman           President & CEO
January 15, 1998                 NASDAQ-MACD        CUSIP-554373 10 2

This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Investors should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity; the degree of acceptance of new product introductions in the marketplace; and the difficulty of forecasting sales at certain times in certain markets.